SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 100446 / June 28, 2024

Admin. Proc. File No. 3-20915

In the Matter of

THE BRANDON RAWLS TRUST

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

Grounds for Remedial Action

    Inaccurate Form TA-1

    Failure to File Required Amendment to Form TA-1

    Failure to File Annual Report on Form TA-2

    Failure to Make Records Available

Registered transfer agent filed inaccurate registration Form TA-1, failed to make required corrective amendment to that form, failed to file annual report on Form TA-2, and failed to furnish records in response to Commission staff requests. *Held*, it is in the public interest to revoke transfer agent's registration.

APPEARANCES:

Samantha M. Williams for the Division of Enforcement.

On June 30, 2022, the Securities and Exchange Commission issued an order instituting proceedings ("OIP") against the Brandon Rawls Trust (the "Trust") under Section 17A(c)(3) of the Securities Exchange Act of 1934.[1] We now find the Trust to be in default, deem the OIP's allegations to be true, and revoke the Trust's registration as a transfer agent.

I.   Background

A.   The OIP alleged that the Trust made inaccurate and untimely filings with the Commission.

The OIP alleged that, on April 17, 2020, the Trust filed "an inaccurate Form TA-1 when registering as a transfer agent by providing the address of a post office as the place where transfer agent activities would be performed." More specifically, according to the OIP, the listed address for the Trust's transfer agent activities was in a Marietta, Georgia "strip mall where no business with the name 'Brandon Rawls Trust' has an office or store." Although the address did not include a Post Office box number, the OIP alleged that the address appeared to be that of "a United States Post Office where the Trust likely has a post office box." In fact, the record in this proceeding includes postal service tracking information for the OIP, which the Division of Enforcement mailed to the Georgia address listed on the TA-1. That tracking information states that the OIP was "delivered and is available at a PO Box."

The OIP further alleged that, on May 20, 2021, staff from the Commission's Division of Examinations (the "Staff") telephoned Brandon Rawls ("Rawls"), who signed the Form TA-1 and is the Trust's Treasurer, to inform him that the Staff had opened an examination of the Trust. During this call, the OIP alleged, the Staff asked Rawls to confirm the accuracy of the contact information listed on the Trust's Form TA-1 and, although Rawls confirmed the accuracy of the listed email address, he "was unable to confirm the accuracy of the address listed as the Trust's principal office address."

The OIP also alleged that, because the Marietta address was not the Trust's principal office address when the Trust filed its registration Form TA-1, the Trust was required to file a corrective amendment within 60 days—and that the Trust failed to do so. Indeed, the Trust has never filed the required amendment.[2] Additionally, the OIP alleged that, although the Trust filed an annual report on Form TA-2 for 2020, it did not file such a report for 2021.

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[1]   *Brandon Rawls Tr.,* Exchange Act Release No. 95183, 2022 WL 2357045 (June 30, 2022).

[2]   We take official notice of the Trust's EDGAR filings pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of "any matter in the public official records of the Commission").

B.   The OIP alleged that the Trust failed to furnish requested records to the Staff.

As noted above, the OIP alleged that Rawls confirmed to the Staff on May 20, 2021, that the email address listed on the Trust's Form TA-1 was accurate. At that time, according to the OIP, the Staff emailed a document request to the email address listed on the Trust's Form TA-1, requesting a response by June 3, 2021. The Staff emailed a follow-up request to the same address on June 17, 2021. The OIP alleged that, although the Staff received no error messages stating that the emails were undeliverable, the Trust never responded to the Staff's requests.

The OIP also alleged that, on January 5, 2022, the Commission's Division of Enforcement sent the Trust a Wells notice to the principal business address and email address listed on the Trust's Form TA-1, disclosing that the Division had made a preliminary determination to recommend to the Commission that it authorize an enforcement action against the Trust. According to the OIP, the Trust never responded to the Wells notice or otherwise contacted Division staff.

C.   The Trust failed to answer the OIP, respond to a show cause order, or respond to the Division's motion to hold it in default and impose sanctions.

The Trust was properly served with the OIP on July 8, 2022, pursuant to Rule of Practice 141(a)(2)(iii).[3] On August 5, 2022, the Trust was ordered to show cause why the Commission should not find it in default due to its failure to file an answer or otherwise defend this proceeding.[4] The show cause order warned the Trust that, if the Commission found it to be in default, the allegations in the OIP would be deemed true and the Commission could determine the proceeding against it upon consideration of the record. After the Trust did not respond to the show cause order, the Division moved for the Commission to deem the Trust to be in default and to revoke its registration.

On September 7, 2023, the Commission issued a renewed order, directing the Trust to show cause by September 21, 2023, why it should not be deemed to be in default and why this proceeding should not be determined against it due to its failure to file an answer or otherwise

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[3]   17 C.F.R. § 201.141(a)(2)(iii) (providing that service on a registered transfer agent "may be made . . . by sending a copy of the order addressed to the most recent business address shown on the person's registration form by U.S. Postal Service certified . . . mail and obtaining a confirmation of attempted delivery").

[4]   *Brandon Rawls Tr.*, Exchange Act Release No. 95439, 2022 WL 3138582 (Aug. 5, 2022).

defend this proceeding.[5] The renewed order also directed the Trust to respond to the Division's motion for default. The Trust did not respond to either the renewed order or the Division's motion.

II.   Analysis

A.   We hold the Trust in default and deem the OIP's allegations to be true.

Rule of Practice 155(a) provides that if a respondent fails "[t]o answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," the respondent "may be deemed to be in default" and the proceeding may be determined against it based "upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[6] Because the Trust failed to answer the OIP or respond to either the show cause order or the Division's default motion, we find the Trust to be in default and deem the allegations of the OIP to be true. We base the findings that follow on the record, including the OIP, the Division's motion, and the materials of which we take official notice.

B.   The Trust violated the Exchange Act and Exchange Act Rules by filing an inaccurate Form TA-1, not filing a required amendment to its Form TA-1, and not filing an annual report on Form TA-2 for 2021.

Exchange Act Section 17A(d)(1) prohibits a registered transfer agent from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation.[7] Exchange Act Rule 17Ac2-1(a), in turn, requires an applicant to provide the mailing address for its "principal office,"[8] which the Form TA-1's instructions define as the place "where transfer agent activities are, or will be, performed."[9] The Trust thus violated Exchange Act Section 17A(d)(1) and Rule

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[5]   *Brandon Rawls Tr.*, Exchange Act Release No. 98312, 2023 WL 5830451 (Sept. 7, 2023) (noting that it appeared that the earlier show cause order may not have been properly served). The renewed order to show cause was served via certified mail to the Trust's last-registered address in compliance with Commission rules. Although not required by Commission rules, the show cause orders were also emailed to the Trust.

[6]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 220(f), 17 C.F.R. § 201.220(f) (providing that, "[i]f a respondent fails to file an answer required by this section within the time provided, such respondent may be deemed in default pursuant to § 201.155(a)").

[7]   15 U.S.C. § 78q-1(d)(1).

[8]   17 C.F.R. § 240.17Ac2-1(a) (describing the requirements for a transfer agent to register pursuant to Exchange Act Section 17A(c)(2), 15 U.S.C. § 78q-1(c)(2)).

[9]   17 C.F.R. § 240.17Ac2-1(a); 17 C.F.R. § 249b.100, § 3 (effective June 5, 2008), https://www.sec.gov/files/formta-1.pdf.

17Ac2-1(a) by listing on its Form TA-1 the address of a United States Post Office, which could not be where the Trust performed its activities.

Exchange Act Rule 17Ac2-1(c) further provides that, if any information provided on the Form TA-1 later "becomes inaccurate, misleading, or incomplete," the transfer agent must correct that information by filing an amendment within 60 days.[10] Here, the Trust violated that rule by not filing an amendment within the required 60 days to correct the inaccurate address listed on its initial Form TA-1.

Finally, Exchange Act Rule 17Ac2-2(a) requires registered transfer agents to file an annual report on Form TA-2 by March 31 of each year.[11] The Trust violated this rule by not filing a Form TA-2 for 2021.[12]

C.   The Trust violated the Exchange Act and Exchange Act Rules by not furnishing requested records to the Staff.

Exchange Act Section 17(a)(1) requires registered transfer agents to make, keep, and furnish certain records as the Commission prescribes by rule.[13] As relevant here, the Staff requested that the Trust furnish the following materials required by Commission rules:

- "fingerprint files for required personnel," including lists of individuals exempted and not exempted from fingerprinting;[14]

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[10]   17 C.F.R. § 240.17Ac2-1(c); *see also* 17 C.F.R. § 249b.100, Instruction I(H) ("Each registrant must amend Form TA-1 within sixty calendar days following the date on which information reported therein becomes inaccurate, incomplete, or misleading.").

[11]   17 C.F.R. § 240.17Ac2-2(a).

[12]   The OIP alleges that the Trust, by filing an inaccurate Form TA-1 and failing to timely amend it, and by failing to file its 2021 Form TA-2, also violated Exchange Act Section 17A(c)(2), 15 U.S.C. § 78q-1(c)(2), which states that transfer agents "may" be registered by filing an application as prescribed by the Commission. But neither the OIP nor the Division's brief provides an explanation for why the Trust's conduct violates that statute, and we do not find such violation here.

[13]   15 U.S.C. § 78q(a)(1).

[14]   17 C.F.R. §§ 240.17f-2(d)(1) (requiring transfer agents to maintain fingerprinting records for at least three years after termination of personnel's employment or relationship with the transfer agent); (e) (requiring transfer agents to maintain lists of individuals exempted and not exempted from fingerprinting requirements).

- "[a]ppointment and/or termination documentation or other contract[s]/document[s] concerning the services [the Trust] performs";[15]

- information related to issues of securities for which the Trust rendered services;[16]

- notices sent to the Depository Trust Company, including those "regarding assumption or termination of transfer agent services";[17]

- a copy of the Trust's "procedures describing the methodology to search for lost security holders";[18] and

- a copy of the Trust's "written procedures for the cancellation, storage, transportation, destruction, or other disposal of securities certificates."[19]

By not providing any of these requested records, the Trust violated Exchange Act Section 17(a)(1).

Exchange Act Section 17(b)(1) further provides that "all records" of a registered transfer agent "are subject at any time" to "reasonable" examination by representatives of the Commission.[20] In addition to the above requests, the Staff requested records related to the Trust's operations, including its operating procedures, a description of its safeguards regarding cash and securities in its possession, its organizational chart, and complaints received. The Trust did not respond to these requests. In failing to do so, the Trust violated Exchange Act Section 17(b)(1).

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[15]   17 C.F.R. § 240.17Ad-6(a)(8) (requiring transfer agents to make and keep current records showing transfer agent appointments to act on an issuer's behalf).

[16]   *See* 17 C.F.R. § 240.17Ad-10(b)-(c) (requiring every recordkeeping transfer agent to maintain and keep current an accurate master securityholder file and subsidiary files). Because it is unclear whether the Trust was a recordkeeping or co-transfer agent required to maintain and update a master securityholder file, we do not base our findings of violation on the Trust's failure to comply with Rule 17Ad-10's recordkeeping requirements, only its failure to provide a response to this request.

[17]   17 C.F.R. § 240.17Ad-16(d)(4) (requiring transfer agents to maintain certain notices for at least two years).

[18]   The Staff cited Rule 17Ad-17(c), 17 C.F.R. § 240.17Ad-17(c), in support of this request. But that rule does not govern lost securityholder searches or impose document retention requirements. We thus base our findings of violation only on the Trust's failure to provide a response to this request.

[19]   17 C.F.R. § 240.17Ad-19(b)-(d) (requiring transfer agents to create written procedures for tracking securities certificates for three years).

[20]   15 U.S.C. § 78q(b)(1).

III.   Sanctions

A.   Revocation of the Trust's transfer agent registration is authorized by statute and in the public interest.

1.   The Trust's misconduct satisfies the prerequisites for remedial action.

Exchange Act Section 17A(c)(3) authorizes us to revoke a transfer agent's registration if we find, after notice and opportunity for a hearing, that it willfully made a false or misleading statement of material fact in a required filing or willfully violated the Exchange Act or one of its rules, and that revocation is in the public interest.[21] The Trust's misconduct satisfies the requisite elements for remedial action under Section 17A(c)(3).

The Trust violated Exchange Act Section 17A(d)(1) and Rule 17Ac2-1(a) by providing an inaccurate address on its Form TA-1 and failing to timely amend that form to correct the inaccuracy. By providing an inaccurate address, the Trust made a false statement of material fact.[22]

According to the OIP, these violations were willful. Indeed, the record shows that the Trust acted with scienter, and thus willfully, by providing an inaccurate address on its Form TA-1 and failing to timely amend that form to correct the inaccuracy.[23] Rawls, for example, could not confirm to the Staff the accuracy of the Trust's principal office address—corresponding to a United States Post Office—that it listed on its Form TA-1. As noted above, a United States Post Office cannot be a transfer agent's principal place of business. Rawls, acting on behalf of the Trust, thus must have known that it was inaccurate to list such an address on its Form TA-1, or

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[21]   *See* 15 U.S.C. § 78q-1(c)(3)(A) (providing that the Commission "by order, shall . . . revoke the registration of such transfer agent, if [it] finds, on the record after notice and opportunity for hearing, that such . . . revocation is in the public interest and that such transfer agent . . . has committed or omitted any act . . . enumerated in" Exchange Act Section 15(b)(4)(A) or (D)).

[22]   *See, e.g.*, *Fidelity Transfer Serv., Inc.*, Exchange Act Release No. 94545, 2022 WL 969898, at *5 (finding inaccurate address on Form TA-1 material because it "significantly altered the 'total mix' of information made available" in the transfer agent's regulatory filings and impeded the Staff's ability to conduct an examination (quoting *Mathis v. SEC*, 671 F.3d 210, 219-20 (2d Cir. 2012))).

[23]   *See, e.g.*, *Bennett Grp. Fin. Servs.*, Exchange Act Release No. 80347, 2017 WL 1176053, at *4 n.30 (Mar. 30, 2017) ("Our finding of scienter . . . demonstrates that Bennett's violations were willful."), *abrogated in part on other grounds by Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see also Dolphin & Bradbury, Inc. v. SEC*, 512 F.3d 634, 639 (D.C. Cir. 2008) (holding that scienter may be established by recklessness, "an extreme departure from the standards of ordinary care . . . which presents a danger . . . that is either known to the [actor] or is so obvious that the actor must have been aware of it" (citation omitted)).

recklessly disregarded that possibility in failing to comply with the Form TA-1 instructions.[24] For the same reasons, the Trust's failure to correct its inaccurate address by filing an amended Form TA-1, as it was required to do, was also willful, particularly given that the Staff requested that Rawls verify the Trust's address, which he was unable to do.

The Trust also violated Exchange Act Section 17A(d)(1) and Rule 17Ac2-2(a) by failing to file a Form TA-2 for 2021. The OIP, deemed true, establishes that these violations were willful.

Finally, the Trust willfully violated Exchange Act Sections 17(a)(1) and 17(b)(1), and Exchange Act rules, by failing to furnish requested records as part of the Staff's planned examination of the Trust. The OIP alleges that these violations were willful, and the Trust knew that the Staff sought records at least by May 20, 2021, when the Staff discussed its planned examination with Rawls. But the Trust never responded to the Staff's emails sent to an address that Rawls had confirmed was accurate.[25]

2. Revoking the Trust's registration is in the public interest.

Having found the prerequisites for imposing remedial sanctions, we need determine only if any such action is in the public interest. In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the respondent's occupation will present opportunities for future violations.[26] Our public interest inquiry is

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[24]   *See Edward Walker Benifield Tr.*, Exchange Act Release No. 99271, 2024 WL 68230, at *6 (Jan. 4, 2024) (finding scienter where respondent failed to update its registration information despite knowing it was inaccurate); *Fidelity Transfer Serv.*, 2022 WL 969898, at *5 (finding willfulness based on respondent's failures to update phone number and address on Form TA-1 because "it must have known that its own address and phone number had changed").

[25]   *See, e.g.*, *Brian Madison Carnes Tr.*, Exchange Act Release No. 100192, 2024 WL 2293867, at *4 (May 21, 2024) (finding that respondent acted willfully in not responding to staff when it knew about document requests); *see also Gezu v. Charter Commc'ns*, 17 F.4th 547, 553-54 (5th Cir. 2021) (concluding that evidence showing an email was successfully sent supported finding it received) (collecting cases).

[26]   *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *12 (Mar. 30, 2007) (applying such *Steadman* factors in assessing whether to revoke Respondent's registration as a transfer agent).

flexible, with no single factor being dispositive.[27] And the remedy is intended to protect the trading public from further harm, not to punish the respondent.[28]

Weighing these factors, we find that revoking the Trust's transfer agent registration is in the public interest. The Trust's conduct was egregious and recurrent. The Trust repeatedly disregarded Commission filing requirements by providing an inaccurate business address on its registration application that could not have served as the place for the Trust's transfer agent activities, failing to amend that application, and not filing a required annual report. This conduct hindered the Staff's ability to contact and obtain documents and information from the Trust.[29] And this conduct, along with the Trust's failure to respond to repeated document requests, effectively prevented the Staff from conducting its planned examination.[30] As we have explained, "the Commission's oversight of transfer agents is substantially dependent on its own transfer agent examination process, which in turn relies on the records that transfer agents make and retain."[31] That process could not function here because of the Trust's refusal to respond to the Staff's inquiries.

As discussed, the Trust also committed its violations with scienter when providing an incorrect address, failing to correct that information, and failing to respond to the Staff's communications or requests.[32] And the Trust has offered no assurances against future violations since it has defaulted in this proceeding. The Trust's demonstrated unwillingness to comply with fundamental filing requirements and refusal to cooperate with a Commission examination indicates a likelihood that, but for revocation, the Trust would not only engage in future violations, but also engage in conduct preventing Commission personnel from identifying and

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[27]   *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[28]   *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

[29]   *See, e.g.*, *Benifield*, 2024 WL 68230, at *5 (finding transfer agent's misconduct "egregious and recurrent" where it disregarded Commission filing requirements over two years); *Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (finding egregious transfer agent's failure to update its phone number and address on its Form TA-1 because the information "was essential to our staff's ability to carry out its Exchange Act oversight functions").

[30]   *See Benifield*, 2024 WL 68230, at *5 (finding that transfer agent frustrated staff regulatory efforts by failing to respond to document requests); *Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (same).

[31]   *Recordkeeping Requirements for Transfer Agents*, Exchange Act Release No. 44227, 2001 WL 432511, at *2 (Apr. 27, 2001); *see also Phlo Corp.*, 2007 WL 966943, at *13 n.76.

[32]   *See supra* notes 23–25 and accompanying text.

addressing those violations. Accordingly, we find it in the public interest to revoke the Trust's transfer agent registration.[33]

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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[33]   *Cf. David Henry Disraeli*, Advisers Act Release No. 2686, 2007 WL 4481515, at *16-17 (Dec. 21, 2007) (revoking investment adviser's registration where there was a high probability of future violations), *pet. denied*, 334 F. App'x 334 (D.C. Cir. 2009).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 100446 / June 28, 2024

Admin. Proc. File No. 3-20915

In the Matter of

THE BRANDON RAWLS
TRUST

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of the Brandon Rawls Trust be, and it hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary